Exhibit 99.1

NEWS RELEASE

MINEFINDERS PRESENTING AT THE DAHLMAN ROSE & CO EMERGING MINERS
CEO CONFERENCE

Vancouver, British Columbia – January 5, 2012 – Minefinders Corporation Ltd. (“Minefinders” or the “Company”) (TSX: MFL) (NYSE AMEX: MFN) advises that Mark Bailey, President & CEO will be presenting at the 3rd Annual Dahlman Rose & Co. Emerging Miners CEO Conference on Friday, January 13, 2012 at 12:15 pm Eastern time/9:15am Pacific time.

The presentation will be webcast through the following link at:

http://www.wsw.com/webcast/dahlman11/mfn/

Alternatively, a link to the webcast along with supporting slides will be available on Minefinders’ website at: www.minefinders.com

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263